Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Beckman Coulter, Inc. Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-72081) on Form S-8 of Beckman Coulter, Inc. of our report dated June 25, 2007, with respect to the statements of net assets available for benefits of the Beckman Coulter, Inc. Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedule, which report appears in the December 31, 2006, annual report on Form 11-K of the Beckman Coulter, Inc. Savings Plan.

/s/ KPMG LLP

Costa Mesa, California

June 25, 2007